SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                            (Amendment No. _________)

                             Arch Capital Group Ltd.

                                (Name of Issuer)

                    Common Shares, par value $0.01 per share
                         (Title of Class of Securities)

                                    G0450A105
                                 (CUSIP Number)

                                Trident II, L.P.
                             c/o CD Trident II, LLC
                                20 Horseneck Lane
                               Greenwich, CT 06830
                    Attention: David Wermuth, Vice President
                              Phone (203) 862-2924
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D


===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Trident II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

-------------===================================================================
     3       SEC USE ONLY
-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,241,853 (1) [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,241,853 (1) [See Preliminary Note]

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,241,853 (1) [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3% (2) [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

(1) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person. [See Preliminary Note]

(2) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person. [See Preliminary Note]

                                       13D




===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Employees' Securities Company, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     34,963 (1) [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    34,963 (1) [See Preliminary Note]

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,963 (1)  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1% (2) [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

(1) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person. [See Preliminary Note]

(2) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person. [See Preliminary Note]

                                       13D



===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Capital Professionals Fund, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     34,770 (1) [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    34,770 (1) [See Preliminary Note]

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             34,770 (1) [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1% (2) [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

(1) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person. [See Preliminary Note]

(2) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person. [See Preliminary Note]

                                       13D



===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Trident Capital II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,241,853 (1) [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,241,853 (1) [See Preliminary Note]

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,241,853 (1) [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3% (2) [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================

(1) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person. [See Preliminary Note]

(2) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person. [See Preliminary Note]

                                       13D



===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan GP I, Inc.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     69,733 (1) [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    69,733 (1) [See Preliminary Note]

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             69,733 (1) [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3% (2) [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             CO
-------------===================================================================

(1) Assumes full conversion of all Preference Shares beneficially owned by such Reporting Person into Common Shares and the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person. [See Preliminary Note]

(2) Gives effect to the new issuance of Common Shares upon the full conversion of all Preference Shares, and the full exercise of all options, beneficially owned by such Reporting Person. [See Preliminary Note]

                                       13D



===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Risk Capital Holdings, Ltd.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                       -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     862,806 [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    862,806 [See Preliminary Note]

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             862,806 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.1%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             CO
-------------===================================================================



                                       13D



===================
CUSIP No. G0450A105
===================
-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Marsh & McLennan Companies, Inc.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 2,174,392 Common Shares, which is 7.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     862,806
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    862,806

------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             862,806 [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [ X ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.1%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             HC
-------------===================================================================




Preliminary Note: The Reporting Persons (as defined below) are filing this
Schedule 13D with respect to the Common Shares, par value $0.01 per share (the "Common Shares"), of Arch Capital Group Ltd. (the "Company"). Certain of the Reporting Persons own, in aggregate, (i) 1,256,739 Series A Convertible Preference Shares (the "Preference A Shares"), each Preference Share convertible to one Common Share and (ii) 917,653 Common Shares. If all of such Preference A Shares were converted, the Reporting Persons would own, in aggregate, 2,174,392 Common Shares, which constitute 7.5% of the Common Shares outstanding. All numbers and percentages contained in this Schedule 13D represent Common Shares and not Preference A Shares (unless stated otherwise). The Common Shares and the Preference A Shares are sometimes referred to collectively as the "Securities."

Item 1. Security And Issuer.
----------------------------

This statement relates to the Common Shares of the Company. The Company's principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda.

Item 2. Identity And Background.
--------------------------------

(a)

Information concerning Reporting Persons
----------------------------------------

This statement is filed by the following entities:

     (i) The Partnerships:

         (A) Trident II, L.P., a Cayman Islands limited partnership ("Trident II"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares and Preference A Shares);

         (B) Marsh & McLennan Employees' Securities Company, L.P., a Cayman Islands limited partnership ("Trident ESC"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares and Preference A Shares);

         (C) Marsh & McLennan Capital Professionals Fund, L.P., a Cayman Islands limited partnership ("Trident PF"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares and Preference A Shares); and

     (ii)The General Partners of the Partnerships:

         (A) Trident Capital II, L.P., a Cayman Islands limited partnership (the "Trident General Partner"), which is the general partner of Trident II, with respect to the Common Shares beneficially owned by Trident II (through its ownership of Common Shares and Preference A Shares); and

         (B) Marsh & McLennan GP I, Inc., a Delaware corporation ("MMGPI"), which is the general partner of Trident ESC and Trident PF, with respect to the Common Shares beneficially owned by Trident ESC and Trident PF (through their ownership of Common Shares and Preference A Shares). MMGPI is a wholly owned subsidiary of MMRCH (as defined below) and also serves as a general partner of the Trident General Partner; and

     (iii)        MMRCH:

                  Marsh & McLennan Risk Capital Holdings, Ltd., a Delaware corporation ("MMRCH"), with respect to the Common Shares beneficially owned by it directly; and

     (iv)         MMC:

                  Marsh & McLennan Companies Inc., a Delaware corporation ("MMC"), with respect to the Common Shares beneficially owned by MMRCH. MMC is the ultimate parent company of MMRCH.

Information concerning Other Persons pursuant to General Instruction C
----------------------------------------------------------------------

Information also is provided with respect to the following entities and individuals in accordance with General Instruction C of Schedule 13D:

     (i) The General Partners of the Trident General Partner:

         (A) CD Trident II, LLC, a Delaware limited liability company ("CDLLC"), which is a general partner of the Trident General Partner;

         (B) JG Trident II, LLC, a Delaware limited liability company ("JGLLC"), which is a general partner of the Trident General Partner; and

         (C)      MMGPI, which is a general partner of the Trident General
                  Partner; and

     (ii)The individuals serving as the managing members of CDLLC and JGLLC and directors and executive officers of MMGPI, MMRCH and MMC who are identified on Schedule I attached hereto, which is incorporated herein by reference.

Trident II, Trident ESC and Trident PF are together referred to herein as the "Partnerships." The Trident General Partner and MMGPI (in its capacity as the general partner of Trident ESC and Trident PF) are together referred to herein as the "General Partners." The Partnerships, the General Partners, MMRCH (in its capacity as a direct owner of Common Shares) and MMC (in its capacity as the ultimate parent company of MMRCH) are together referred to herein as the "Reporting Persons." CDLLC and JGLLC together referred to herein as the "LLC Entities." CDLLC, JGLLC and MMGPI (in its capacity as a general partner of the Trident General Partner) are together referred to herein as the "Other Corporate Entities." The individuals identified on Schedule I attached hereto are together referred to herein as the "Individuals."

(b) Set forth in Schedule I attached hereto, which is incorporated herein by reference, is the business address of each of the Individuals. Also set forth in Schedule I attached hereto is the principal office and business address of each of the Reporting Persons and the Other Corporate Entities.

(c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Trident General Partner is to act as the general partner of Trident II. The principal business of MMGPI is to act as the general partner of Trident ESC and Trident PF and as a general partner of the Trident General Partner. The principal business of each of the LLC Entities is to act as a general partner of the Trident General Partner. The principal business of MMRCH is to make private equity and equity-related investments. MMC is a professional services firm providing risk and insurance, investment management and consulting services. Set forth in Schedule I is the present principal occupation or employment of each of the Individuals and the name, principal business and address of the corporation or other organization in which such employment is conducted.

(d) None of the Reporting Persons, the Other Corporate Entities or the Individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, the Other Corporate Entities or the Individuals has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Each of the Individuals is a U.S. citizen.

Item 3. Source and Amount of Funds and Other Consideration.
-----------------------------------------------------------

Certain recent acquisitions are reported in response to Item 5 below. Items 5(1)(c), 5(2)(c), 5(3)(c) and 5(4)(c) are incorporated herein by reference.

MMRCH paid $41,371,163 in September 1995 for 1,395,625 Common Shares, Class A Warrants to purchase 1,105,397 Common Shares and Class B Warrants to purchase 1,920,601 Common Shares. MMRCH continues to hold 722,426 Common Shares acquired in that transaction as well as 140,380 Common Shares received in November 2001
in exchange for the cancellation of the Class A Warrants.   The funds for the
acquisition of these securities were provided from working capital.

The following table sets forth the number and aggregate cost of the Preference A Shares and warrants to purchase Common Shares purchased by the Partnerships in November 2001:

                                                           Approximate Aggregate
Entity            Preference A Shares       Warrants        Net Investment Cost
------            -------------------       --------        -------------------

Trident II             1,549,710             163,971          $ 33,139,139.28
Trident ESC               43,630               4,616          $    932,987.88
Trident PF                43,389               4,591          $    927,834.31


Each of the Partnerships obtained the funds used for these acquisitions from its partners pursuant to existing capital commitments. The figures set forth in the table above for the Partnerships include 550,000 Preference A
Shares that were converted into 550,000 Common Shares and sold by the Partnerships in November 2002 (520,759 by Trident II, 14,661 by Trident ESC and 14,580 by Trident PF), as described in Item 5(1)(c) below. The Partnerships also exercised all of the warrants listed in the table above in cashless exercises in April 2002 and received the following number of Common Shares in such transactions:

                        Common Shares Issued
Entity            upon Cashless Exercise of Warrants
------            ----------------------------------

Trident II                     51,931
Trident ESC                     1,462
Trident PF                      1,454

On December 16, 2002, as described in Item 5(1)(c) below, the Company issued to the Partnerships an aggregate of 129,845 Preference A Shares (122,942 to Trident II, 3,461 to Trident ESC and 3,442 to Trident PF) as a post-closing purchase price adjustment under the Subscription Agreement (as defined below).

Item 4. Purpose of The Transaction.
-----------------------------------

The Securities were acquired independently by each of the Partnerships and MMRCH for investment purposes, the purchases were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. On January 13, 2003, the Partnerships and MMRCH had discussions with one another relating to the acquisition and/or disposition of the Common Shares and Preference A Shares and have had and may from time to time have further discussions that may result in an agreement or understanding relating to the coordination of the acquisition and/or disposition of such Securities. By virtue of such discussions and any subsequent agreement or understanding that may arise between the Partnerships and MMRCH with respect thereto, the Partnerships and MMRCH may be deemed to be a "group" under Regulation 13D. In order to avoid any question as to whether the Partnerships' and MMRCH's beneficial ownership is subject to reporting obligation under Regulation 13D and in order to provide greater investment flexibility, the Partnerships and MMRCH have decided to file this report on Schedule 13D. This Schedule 13D shall not be deemed an admission that the reporting Persons constitute a "group" unless and until an agreement or understanding is reached by the parties. The Partnerships have disclaimed beneficial ownership of any Securities beneficially owned by MMRCH, and MMRCH has disclaimed beneficial ownership of any Securities beneficially owned by the Partnerships. MMC has disclaimed beneficial ownership of any Securities beneficially owned by MMRCH and the Partnerships. See Item 5.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Shares or Preference A Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares or dispose of any or all of its Common Shares or Preference A Shares depending upon an ongoing evaluation of the investment in the Common Shares and Preference A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Common Shares and/or Preference A Shares that it may hold at any point in time.

Consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

The Reporting Persons may engage in the foregoing actions either as a group or independently.

Except to the extent the foregoing may be deemed a plan or proposal and except for the agreements described below in Item 6, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer.
---------------------------------------------

(1) The Partnerships

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the Partnerships is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 27,586,184 Common Shares outstanding as reported by the Company in the Form 10-Q for the period ending September 30, 2002, filed by the Company on November 14, 2002.

(c) On December 9, 2002, through a block-trade executed by Merrill Lynch, Pierce, Fenner & Smith, Inc., the Partnerships sold, in the aggregate, 550,000 Common Shares at a price per share equal to $31.45. Of the 550,000 Common Shares sold, 520,759 were sold by Trident II, 14,661 were sold by Trident ESC and 14,580 were sold by Trident PF. The settlement of the sale took place on December 12, 2002. On December 16, 2002, the Company issued to the Partnerships an aggregate of 129,845 Preference Shares as a post-closing purchase price adjustment under the Subscription Agreement. Except as otherwise described herein, during the last 60 days, there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto.

(d) The Trident General Partner has the power to direct the affairs of Trident II, including the disposition of the proceeds of the sale of the Securities. The Trident General Partner makes investment decisions involving investments held by Trident II through the Investment Committee of the Trident General Partner.

         MMGPI has the power to direct the affairs of Trident ESC and Trident PF, including the disposition of the proceeds of the sale of the Common Shares and Preference A Shares. Pursuant to an agreement among the Partnerships, Trident ESC and Trident PF co-invest with Trident II pro rata based on aggregate capital commitments.

(e)      Not applicable.

(2) The General Partners

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partners is incorporated herein by reference.

(c) See response to Item 5(1)(c) above, which is incorporated herein by reference.

(d) The LLC Entities and MMGPI are general partners of the Trident General Partner and, as such, may each be deemed to be the beneficial owner of all Common Shares beneficially owned by the Trident General Partner. The LLC Entities and MMGPI (in its capacity as a general partner of the Trident General Partner) disclaim beneficial ownership of any such Common Shares.

         MMGPI is a wholly owned, direct subsidiary of MMRCH and a wholly owned, indirect subsidiary of MMC and, as such, MMRCH and MMC may each be deemed to be the beneficial owner of all Common Shares beneficially owned by MMGPI. MMRCH and MMC disclaim beneficial ownership of any such Common Shares.

(e)      Not applicable.

(3) MMRCH

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for MMRCH is incorporated herein by reference.

(c) Schedule II attached hereto, which is incorporated by reference herein, sets forth information with respect to the sales of Common Shares by MMRCH during the past 60 days, including the following information:
         (i) the date of the transaction; (ii) the amount of the securities involved; and (iii) the price per share. All such transactions were effected in brokerage transactions through NASDAQ.

(d) MMRCH is a wholly owned, indirect subsidiary of MMC and, as such, MMC may be deemed to be the beneficial owner of all Common Shares beneficially owned by MMRCH. MMC hereby disclaims beneficial ownership of any such Common Shares (see Item 5(4)(d) below).

(e)      Not applicable.

(4) MMC

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for MMC is incorporated herein by reference.

(c) See response to Item 5(3)(c) above, which is incorporated herein by reference.

(d) As a company ultimately in control of MMRCH, MMC may be deemed to be the beneficial owner of all Common Shares beneficially owned by MMRCH. MMC hereby disclaims beneficial ownership of any such Common Shares. In addition, MMC hereby disclaims beneficial ownership of all Common Shares beneficially owned by the Partnerships.

(e)      Not applicable.

(5) Other Corporate Entities

(a),(b) To the knowledge of the Reporting Persons, none of the Other Corporate Entities beneficially owns any Securities.

(c) To the knowledge of the Reporting Persons, no transactions in the Securities have been effected by Other Corporate Entities during the past sixty days.

(d)      Not applicable.

(e)      Not applicable.

(6) The Individuals

(a),(b) To the knowledge of the Reporting Persons, none of the Individuals beneficially owns any Securities.

(c) To the knowledge of the Reporting Persons, no transactions in the Securities have been effected by the Individuals during the past sixty days.

(d)      Not applicable.

(e)      Not applicable.

The Partnerships and MMRCH are each separate and distinct entities with different beneficial owners and the Partnerships hereby disclaim beneficial ownership of any Securities beneficially owned by MMRCH, and MMRCH hereby disclaims beneficial ownership of any Securities beneficially owned by the Partnerships.

Item 6. Contracts, Arrangements, Understandings
Or Relationships With Respect To Securities Of The Issuer.
----------------------------------------------------------

As disclosed above in Item 4, the Partnerships and MMRCH recently had discussions and may from time to time have further discussions with one another that may result in an agreement or understanding relating to the coordination of the acquisition and/or disposition of the Securities.

In connection with the acquisition of the Preference A Shares, the Partnerships entered into the Assignment Agreement, the Subscription Agreement and the Shareholder's Agreement and certain of the transactions contemplated by such agreements and certain terms of such agreements and the Preference A Shares are described below.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on January 22, 2003 with respect to the joint filing of this statement and any amendment or amendments hereto. This agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Terms of the Preference A Shares
--------------------------------

Each Preference A Share is convertible at any time into one Common Share, subject to certain adjustments set forth in the Preference A Certificate. The Preference A Shares will automatically convert into Common Shares following the later of (i) the Company's receipt of certain regulatory approvals and (ii) 90 days following the consummation of the purchase price adjustment to be performed at November 20, 2005 as set forth in Section B of the Subscription Agreement
(as defined hereafter). Notwithstanding the foregoing, prior to the receipt of certain shareholders approvals, which were obtained on March 7, 2002, Section
5.3 of the Shareholders Agreement (as defined hereafter) imposed certain restrictions on the conversion of Preference A Shares, including that holders of Preference A Shares were not allowed to convert any Preference A Shares issued under the Subscription Agreement (as defined hereafter) unless all necessary approvals for the ownership of Common Shares issued upon such conversion were obtained.

The Preference A Shares are entitled to certain dividend rights and liquidation preferences as set forth in the Preference A Certificate.

Assignment Agreement
--------------------

On November 8, 2001, the Partnerships entered into an agreement (the "Assignment Agreement") with the Company, Warburg Pincus Private Equity VIII, L.P. Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands Internationale Partners I, C.V. and Warburg Pincus Netherlands International Partners II, C.V. (collectively, "Warburg"), HFCP IV (Bermuda), L.P. ("H&F"), The Trident Partnership, L.P. ("Trident I") and MMRCH.

Under the Assignment Agreement, Warburg assigned to the Partnerships the right and obligation to purchase an aggregate of $35,000,000 of Preference A Shares and Warrants on the terms and conditions set forth in the Subscription Agreement (as defined hereafter). Although each of the Partnerships became a "Purchaser" under the Subscription Agreement, the Assignment Agreement limits certain rights that the Partnerships have as "Purchasers" under the Subscription Agreement. For example, the Assignment Agreement provides among other limitations that, subject to certain exceptions,
(i) Warburg and H&F have the sole right to make any determinations and to take any actions with respect to the purchase price adjustments set forth in Section B of the Subscription Agreement and (ii) the consent of the Partnerships is not required to effect any modification, amendment or waiver of any provision of the Subscription Agreement. Similarly, the Assignment Agreement also limits certain rights that the Partnerships have as "Investors" under the Shareholders Agreement (as defined hereafter). The Assignment Agreement provides that, subject to certain exceptions, Warburg and H&F may consent on behalf of all other "Investors" (as defined in the Shareholders Agreement) to any amendment or modification of any section of the Shareholders Agreement.

Also pursuant to the Assignment Agreement, the parties confirmed the termination of the right of MMRCH to have an observer attend meetings of the Board of Directors of the Company and the right of Trident I to designate a director for election to the Board of Directors of the Company. The Company was released from its obligation to make any further capital contributions to Trident II pursuant to an existing capital commitment, other than with respect to an outstanding capital call for which the Company funded approximately $4.7 million. On November 20, 2001, all of MMRCH's 905,397 Class A Warrants were canceled in exchange for the issuance by the Company of 140,380 Common Shares, and all of MMRCH's 1,770, 601 Class B Warrants were canceled in exchange for a cash payment by the Company of $7.50 per Class B Warrant (approximately $13.3 million in the aggregate).

Subscription Agreement
----------------------

The Partnerships are also parties to the Subscription Agreement, dated as of October 24, 2001, as amended as of November 20, 2001, January 3, 2002 and March 15, 2002 (the "Subscription Agreement"), by and between the Company, Warburg and H&F and the other parties thereto (the Partnerships, Warburg, H&F and the other purchasers are collectively, the "Purchasers").

Under the Subscription Agreement, the Partnerships acquired an aggregate of 1,636,729 Preference A Shares and 173,178 Warrants. The purchase price paid by the Partnerships for the Preference A Shares and the Warrants was $34,999,961.47. The Subscription Agreement provides for certain purchase price adjustments. Each purchase price adjustment may result in, among other things, the Company issuing to each of the Purchasers additional Preference A Shares. The Partnerships have exercised all of the Warrants issued to them in accordance with the terms of the Assignment Agreement.

Section D.1(f) of the Subscription Agreement provides that the Purchasers (as defined in the Subscription Agreement) may not transfer, in one transaction, or a series of related transactions, to a single person or group, the Common Shares, and/or securities convertible into Common Shares, representing in excess of either 51% of the votes then entitled to be cast in election of the Company's directors, or 51% of the then outstanding Common Shares, without making available to all holders of Common Shares the right to participate in such transaction on substantially the same terms.

Section E of the Subscription Agreement provides that the Company is required to form a new, wholly-owned subsidiary ("Newco") to hold the Company's equity interest in Arch Reinsurance Ltd., a Bermuda company, and all of the Company's core insurance operations other than Arch Reinsurance Company, a Nebraska corporation, in each case, no later than 90 days after November 20, 2001. Newco is required to be a company organized under the laws of Bermuda, with a number and kind of authorized and outstanding capital shares (including shares and warrants identical to the Preference A Shares and the Warrants) that replicate, as nearly as possible, those of the Company. Section E.3 of the Subscription Agreement provides that if (i) the Company fails to obtain certain regulatory approvals before May 20, 2002 or (ii) the "Adjustment Basket" determined under Section B of the Subscription Agreement is less than zero and its absolute value exceeds $250.0 million, then the Preference A Shares and Warrants may be exchanged by each Purchaser, in whole or in part (but not for less than the $150.0 million liquidation preference of the Preference A Shares), for preference shares and warrants of Newco bearing identical rights and privileges, including the right to convert into, or be exercised for, common shares of Newco.

On December 16, 2002, the Company issued to the Partnerships an aggregate of 129,845 Preference Shares as a post-closing purchase price adjustment under the Subscription Agreement. Pursuant to the terms of the Subscription Agreement, the Company was required to issue to each Purchaser a number of Preference Shares so as to reduce such Purchaser's per Preference Share purchase price by $1.50 in the event that Company's existing Series B Warrants were to become exercisable as a result of the closing price of the Common Shares being at least $30.00 per share for 20 out of 30 consecutive trading days.

Section F.5 of the Subscription Agreement provides that, until the date of the final determination of the "Adjustment Basket" at November 20, 2005, the transaction committee's approval of (i) an amendment, modification or waiver of rights under the Subscription Agreement, the Certificate of Designations of the Preference A Shares, the Warrants or the Shareholders Agreement, (ii) the enforcement of obligations of the Purchasers under the above agreements or (iii) any actions relating to the disposition of the Company's non-core assets shall be deemed approved by the Company's board of directors.

Shareholders Agreement
----------------------

The Partnerships are also parties to the Shareholders Agreement, dated as of November 20, 2001, as amended on January 3, 2002 and March 15, 2002 (the "Shareholders Agreement"), by and among the Company, Warburg, and H&F, H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P., H&F Executive Fund IV (Bermuda), L.P. (collectively, "H&F Investors") and the other persons parties thereto (the Partnerships, Warburg, the H&F Investors and the other persons are collectively, the "Investors").

Section 3.1 of the Shareholders Agreement provides that Warburg and the H&F Investors have the right to appoint or have nominated a certain number of directors to the Company's board of directors. In addition, Section 3.3 of the Shareholders Agreement provides that, prior to the Company's receipt of certain regulatory approvals and subject to certain exceptions, the Company may not take certain actions without the approval of at least one director representing Warburg and one director representing the H&F Investors.

Section 3.4 of the Shareholders Agreement required each of the Partnerships to vote all their voting securities of the Company in favor of (i) the proposals to be submitted for approval of the shareholders of the Company at the special general meeting of the Company's shareholders to be held in connection with the transactions contemplated by the Subscription Agreement and the Shareholders Agreement and (ii) the proposals, to be submitted for approval of the Company's shareholders at their 2002 annual general meeting, to approve the grant of restricted shares to Robert Clements and an option grant to John M. Pasquesi.

Section 4 of the Shareholders Agreement grants to Warburg and the H&F Investors demand registration rights and grants to the other Investors piggy-back registration rights. If at any time the Company proposes to register any Common Shares on its own behalf or on behalf of any of its shareholders (including pursuant to Warburg's or H&F Investors' demand registration rights), the Company is required to, pursuant to the terms of the Shareholders Agreement, include the Common Shares held by the Partnerships and certain other investors who elect to have such shares included.

Section 5 of the Shareholders Agreement provides that, in the event that Warburg, H&F Investors, Insurance Private Equity Investors, L.L.C. or Orbital Holdings, Ltd. proposes to transfer Preference A Shares, Warrants or Common Shares issued upon conversion or exercise of such securities to a third party and the net proceeds of such sale are reasonably expected to exceed $50.0 million, the other Investors may have rights to "tag along" in such sale and to participate ratably on the basis of securities owned in such a third party sale on the same terms as the selling investor. In addition, Section 5 of the Shareholders Agreement provides that, under certain circumstances, Warburg and H&F Investors have drag-along rights with respect to the Partnerships.

Under Section 5.2 of the Shareholders Agreement, Warburg, the H&F Investors, the Partnerships and certain other parties thereto agreed not to sell more than one third (1/3) of the shares each Investor purchased in its original investment until the earliest to occur of (i) November 20, 2002, (ii) any event that would cause the Company's outstanding Class B Warrants to vest and/or become exercisable or (iii) the completion by the Company of a registered public offering of Common Shares the net proceeds to the Company of which exceed $25.0 million. The Company consummated an offering of the type contemplated by clause
(iii) in the first half of 2002.

Prior to the receipt of certain shareholders approvals, which were obtained on March 7, 2002, Section 5.3 of the Shareholders Agreement imposed certain restrictions on the conversion of Preference A Shares, including that holders of Preference A Shares were not allowed to convert any Preference A Shares issued under the Subscription Agreement unless all necessary approvals for the ownership of Common Shares issued upon such conversion were obtained.

Miscellaneous
-------------

The foregoing is a brief description of certain terms of the Preference A Shares, the Assignment Agreement, the Subscription Agreement and the Shareholders Agreement. Reference should be made to those agreements for the actual terms thereof. A copy of the Certificate of Designations of the Preference A Shares is attached as Exhibit 3.1 to the Form 8-K filed by the Company on January 4, 2002. A copy of the Assignment Agreement is attached as
Exhibit 10.2 to the Form 10-Q for the period ending September 30, 2001, filed by the Company on November 14, 2002. Copies of the Subscription Agreement and the Shareholders Agreement are attached as Exhibits 4.6 and 4.5, respectively, to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.
------------------------------------------

Exhibit 1: Joint Statement by the Reporting Persons pursuant to Section 240.13d-1(k) under the Exchange Act.

Exhibit 2: Assignment Agreement, dated November 8, 2001, by and among the Company, Wartburg, HFCP IV (Bermuda), L.P., The Trident Partnership, L.P. and MMRCH (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the period ending September 30, 2001, filed by the Company on November 14, 2001).

Exhibit 3: Subscription Agreement, dated as of October 24, 2001, by and among Arch Capital Group Ltd. and the Purchasers party thereto (incorporated by reference to Exhibit 4.6 to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002).

Exhibit 4. Certificate of Designations of the Preference A Shares of Arch Capital Group Ltd. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on January 4, 2002).

Exhibit 5. Shareholders Agreement, dated as of November 20, 2001, by and among Arch Capital Group and the Shareholders signatory thereto (incorporated by reference to Exhibit 4.5 to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002).


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2003



TRIDENT II, L.P.
By:  Trident Capital II, L.P., its sole general partner
By:  CD Trident II, LLC, a general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Vice President


MARSH & McLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.
By:  Marsh & McLennan GP I, Inc., its sole general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary


MARSH & McLENNAN CAPITAL PROFESSIONALS FUND, L.P.
By:  Marsh & McLennan GP I, Inc., its sole general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary


TRIDENT CAPITAL II, L.P.
By:  CD Trident II, LLC, a general partner

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Vice President


MARSH & McLENNAN GP I, INC.

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary

MARSH & McLENNAN RISK CAPITAL HOLDINGS, LTD.

By:  /s/  David J. Wermuth
     --------------------------
Name:   David J. Wermuth
Title:  Assistant Secretary



MARSH & McLENNAN COMPANIES, Inc.

By:  /s/  Gregory F. Van Gundy
     ------------------------------
Name:   Gregory F. Van Gundy
Title:  Secretary


                                   Schedule I



CD Trident II, LLC (CDLLC)


The principal office and business address of CDLLC is 20 Horseneck Lane, Greenwich, Connecticut  06830.  The individual identified below is the sole managing member of CDLLC.

Name and Business Address                              Principal Occupation or Employment

Charles A. Davis                                       Chairman and Chief Executive Officer of MMC
MMC Capital, Inc.                                      Capital, Inc.; Vice Chairman of Marsh & McLennan
20 Horseneck Lane                                      Companies, Inc.
Greenwich, CT  06830




JG Trident II, LLC (JGLLC)


The principal office and business address of JGLLC is 1166 Avenue of the Americas, New York, New York  10036-2774.  The individual identified below is the sole managing member of JGLLC.

Name and Business Address                              Principal Occupation or Employment

Jeffrey W. Greenberg                                   Chairman and CEO of Marsh & McLennan Companies,
Marsh & McLennan Companies, Inc.                       Inc.
1166 Avenue of the Americas
New York, NY  10036-2774



Marsh & McLennan GP I, Inc. (MMGPI)

The principal office and business address of MMGPI is 1166 Avenue of the Americas, New York, New York 10036-2774.  The business address of each of the directors and the executive officer of MMGPI is 1166 Avenue of the Americas, New York, New York 10036-2774.
Ms. Wijnberg is an executive officer of MMGPI (CEO), and both of the individuals identified below are directors of MMGPI.


Name and Business Address                               Principal Occupation or Employment

William L. Rosoff                                       Senior Vice President and General Counsel of Marsh
                                                        & McLennan Companies, Inc.

Sandra S. Wijnberg                                      Senior Vice President and Chief Financial Officer
                                                        of Marsh & McLennan Companies, Inc.




Marsh & McLennan Risk Capital Holdings, Ltd. (MMRCH)

The principal office and business address of MMRCH is 1166 Avenue of the Americas, New York, New York 10036-2774.  Unless otherwise noted, the business address of each of the directors and the executive officers of MMRCH is 1166 Avenue of the Americas, New York,
New York 10036-2774.  Ms. Wijnberg is an executive officer of MMRCH (CEO), and each of the individuals identified below is a director of MMRCH.


Name and Business Address                               Principal Occupation or Employment

Charles A. Davis                                        Chairman and Chief Executive Officer of MMC
MMC Capital, Inc.                                       Capital, Inc.; Vice Chairman of Marsh & McLennan
20 Horseneck Lane                                       Companies, Inc.
Greenwich, CT  06830

Jeffrey W. Greenberg                                    Chairman and CEO of Marsh & McLennan Companies, Inc.

William L. Rosoff                                       Senior Vice President and General Counsel of Marsh
                                                        & McLennan Companies, Inc.

A.J.C. Smith                                            Director of Marsh & McLennan Companies, Inc.

Sandra S. Wijnberg                                      Senior Vice President and Chief Financial Officer
                                                        of Marsh & McLennan Companies, Inc.




Marsh & McLennan Companies, Inc. (MMC)

Unless otherwise indicated, the business address of the directors and executive officers of Marsh & McLennan Companies, Inc. is 1166
Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of
America.  An asterisk indicates that a person is a director of MMC.


Name and Business Address                              Principal Occupation or Employment

Lewis W. Bernard*                                      Chairman of Classroom, Inc.
Classroom, Inc.
c/o Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Francis N. Bonsignore                                  Senior Vice President, Executive Resources and
                                                       Development of Marsh & McLennan Companies,
                                                       Inc.

Mathis Cabiallavetta*                                  Vice Chairman of Marsh & McLennan Companies, Inc.
(citizen of Switzerland)                               Chairman of Marsh & McLennan Global Development

Peter Coster*                                          President & Chief Executive Officer of Mercer Inc., a
                                                       subsidiary of Marsh & McLennan Companies, Inc.

Charles A. Davis*                                      Vice Chairman of Marsh & McLennan Companies,
MMC Capital, Inc.                                      Inc.
20 Horseneck Lane                                      Chairman & Chief Executive Officer of MMC Capital,
Greenwich, CT  06830                                   Inc.

Robert F. Erburu*                                      Former Chairman of The Times Mirror Company
The Times Mirror Company
Los Angeles Times

202 West First Street, 6th Floor
Los Angeles, CA  90012

Oscar Fanjul*                                          Chief Executive Officer of Omega-Capital
(citizen of Spain)
Omega-Capital
P. de la Castellana, 35-7(Degree)
28046 Madrid
Spain

Jeffrey W. Greenberg*                                  Chairman & Chief Executive Officer of Marsh &
                                                       McLennan Companies, Inc.

Ray J. Groves*                                         President & Chief Executive Officer of Marsh Inc., a
                                                       subsidiary of Marsh & McLennan Companies, Inc.




Stephen R. Hardis*                                     Chairman of Axcelis Technologies, Inc.
1111 Superior Avenue, N.E.
Cleveland, OH  44114

Gwendolyn S. King*                                     President of Podium Prose
Podium Prose
1025 Connecticut Avenue, N.W.
Suite 1012
Washington, DC  20036

The Rt. Hon. Lord Lang of Monkton*                     Former British Secretary of State for Trade &
(citizen of the United Kingdom)                        Industry
Kersland
Monkton
Ayshire KA9 2QU
United Kingdom

Lawrence J. Lasser*                                    President & Chief Executive Officer of Putnam
Putnam Investments, LLC                                Investments, LLC, a subsidiary of Marsh & McLennan
One Post Office Square                                 Companies, Inc.
Boston, MA  02109

David A. Olsen*                                        Former Chairman and CEO of Johnson & Higgins
70 Selleck Hill Road
P.O. Box 527
Salisbury, CT  06068

William L. Rosoff                                      Senior Vice President and General Counsel of Marsh &
                                                       McLennan Companies, Inc.

Morton O. Schapiro*                                    President of Williams College
Williams College
880 Main Street
Hopkins Hall - 3rd Floor
Williamstown, MA 01267

Adele Simmons*                                         Vice Chair of Chicago Metropolis 2020
Chicago Metropolis 2020
30 West Monroe Street, 18th Floor
Chicago, IL  60603

John T. Sinnott*                                       Chairman of Marsh Inc., a subsidiary of Marsh &
                                                       McLennan Companies, Inc.

A.J.C. Smith*                                          Former Chairman of Marsh & McLennan Companies, Inc.


Sandra S. Wijnberg                                     Senior Vice President and Chief Financial Officer of
                                                       Marsh & McLennan Companies, Inc.




                                   Schedule II
                                Sale of Shares by
              Marsh & McLennan Risk Capital Holdings, Ltd. (MMRCH)



 Trade        Settlement        Common                        Gross                                                Net
  Date             Date         Shares        Price          Proceeds        Commissions         Other Fee      Proceeds
-------------------------------------------------------------------------------------------------------------------------------


11/11/2002    11/14/2002            13,900       28.0256        389,555.84           834.00           11.73         388,710.11

11/19/2002    11/22/2002            32,100       31.0062        995,299.02         1,926.00           29.96         993,343.06

12/2/2002     12/5/2002             38,000       31.0008      1,178,030.40         2,280.00           35.46       1,175,714.94

12/4/2002     12/9/2002             20,300       33.1941        673,840.23         1,218.00           20.29         672,601.94

12/5/2002     12/10/2002            13,900       33.0256        459,055.84           834.00           13.82         458,208.02

12/11/2002    12/16/2002             1,000       33.0000         33,000.00            60.00            1.00          32,939.00


Totals                             119,200       31.2817         3,728,781         7,152.00          112.26       3,721,517.07




                                  Exhibit Index


Exhibit 1: Joint Statement by the Reporting Persons pursuant to Section 240.13d-1(k) under the Exchange Act (filed herewith).

Exhibit 2:  Assignment Agreement, dated November 8, 2001, by and among the Company, Wartburg, HFCP IV (Bermuda), L.P., The Trident
Partnership, L.P. and MMRCH (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the period ending September 30, 2001, filed by the Company on November 14, 2001).

Exhibit 3:  Subscription Agreement, dated as of October 24, 2001, by and among Arch Capital Group Ltd. and the Purchasers party thereto (incorporated by reference to Exhibit 4.6 to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002).

Exhibit 4.  Certificate of Designations of Preference A Shares of Arch Capital Group Ltd. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on January 4, 2002).

Exhibit 5.  Shareholders Agreement, dated as of November 20, 2001, by and among Arch Capital Group and the Shareholders signatory thereto (incorporated by reference to Exhibit 4.5 to the Form 10-K for the fiscal year ended December 31, 2001, filed by the Company on March 18, 2002).
